EXHIBIT 99.3

Disclosure Schedules to the
Securities Purchase Agreement

General Terms

1.	Any terms used in this Disclosure Schedule but not defined herein shall have the same meanings ascribed thereto in the Securities Purchase Agreement by and among Tower Semiconductor Ltd. (the “Company”) and the Purchasers (as defined therein), dated March 14, 2007 (the “Agreement”).

2.	This Disclosure Schedule is qualified in its entirety by reference to the specific provisions of the Agreement, and is not intended to constitute, and shall not be construed as constituting, representations and warranties of the Company, except as and to the extent provided in the Agreement. Inclusion of information herein shall not be construed as an admission that such information is material to the businesses of the Company, or give rise to circumstances which may result in a Material Adverse Effect on the Company, or that such information reflects facts or circumstances that are outside of the ordinary course of business.

3.	The section numbers in this Disclosure Schedule correspond to the section numbers in the Agreement. The headings contained in this Disclosure Schedule are for reference purposes only and shall not affect in any way the meaning or interpretation of this Disclosure Schedule.

4.	Where the terms of a contract or other disclosure item have been summarized or described in this Disclosure Schedule, such summary or description does not purport to be a complete statement of the material terms of such contract or other item, provided, however, that such disclosure does set forth material terms required to be responsive to the representation or warranty to which it relates.

Schedule 3.1(a) – Subsidiaries

The Company’s sole subsidiary, which is wholly-owned by the Company, is Tower Semiconductor USA, Inc.

In connection with the Company’s Facility Agreement, dated January 18, 2001, with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (together, the “Banks”), as amended, the Company has registered first ranking fixed and floating charges in favor of the Banks on substantially all its present and future assets (the “Banks’ Charge”), including its shareholdings in the Subsidiary.

Schedule 3.1(e) – Filings, Consents and Approvals

The Company will file a routine request for the listing of the shares issuable to the Purchasers with the Tel Aviv Stock Exchange and expects to receive the approval therefor on or about the Closing Date.

Pursuant to Required Approvals received from the Israeli Investment Center the Company shall submit an updated capitalization table to such bodies following the Closing.

The Company has filed a routine request with the Israel Lands Administration for the consent to the issuance of the securities to non-Israeli residents.

If a Purchaser shall be required to provide the undertakings to the Israeli Office of the Chief Scientist (the “OCS”) as contemplated by Section 2.2(b)(iv) of the Agreement, following the Closing, the Company will provide notice of the issuance of the Securities to the OCS and deliver the executed undertakings to the OCS.

Schedule 3.1(g) – Capitalization

In 2006, the Company’s CEO was granted options such that, in total, the CEO will hold options to purchase shares that represent 4% of the Company’s shares on a fully diluted basis during the two-year period from the approval of the Audit Committee in May 2006 (the “Protected Period”). Additional options will be granted to the CEO as a result of dilutive events during the Protected Period.

In 2006, the Board of Directors of the Company approved that if the total number of employee options, including the options to the CEO, during the Protected Period will represent less than 8% of the Company’s shares on a fully diluted basis, additional options will be allocated during the Protected Period for grants to the Company’s employees in order to increase the aggregate number of employee options to 8% of the Company’s shares on a fully diluted basis.

Pursuant to a shareholders agreement dated January 18, 2001, among Israel Corporation Ltd., Alliance Semiconductor Corporation, SanDisk Corporation and Macronix International Co., Ltd. (together, the “Lead Investors”), such parties have agreed, among other things, to vote or cause to be voted all their respective shares for the election to the Board of Directors of nominees designated by each party, nominees recommended by the Board, the election of a designee of Israel Corp. to serve as Chairman of the Board, unless agreed to otherwise, and against the election of any other persons to the Board of Directors. In addition, subject to certain exceptions, each shareholder agreed to restrictions on the transfer of its shares, including certain rights of first refusal, and through January 2008, to maintain minimum shareholdings.

Pursuant to agreements dated September 28, 2006, among the Lead Investors and the Banks, the Lead Investors are obligated towards any one acquirer of 5% or more of the outstanding share capital of the Company from each Bank to vote for the nominee of such acquirer to be appointed as a director of the Company.

Schedule 3.1(k) – Labor Relations

The Company is a party to a Collective Bargaining Agreement with the General Labor Federation and Mivtachim, dated October 4, 1994, as amended, pursuant to which: (i) each employee who has worked at the Company for at least 12 months is to be included in the Mivtachim pension fund (unless alternative financial arrangements are made for such employee by the Company); and (ii) subject to applicable law, factory workers are to be included in the Mivtachim pension fund within 12 months of the commencement of their work at the Company.

Schedule 3.1(m) – Regulatory Permits

As of January 31, 2007, the Company has received a total of $11,499,000 from the OCS of which $769,000 were in the form of grants received for projects subject to royalties. As of January 31, 2007, there are $269,000 of additional grants pending, out of which $258,000 are for projects subject to royalties. No royalties have been payable by the Company.

Schedule 3.1(n) – Title To Assets

See Schedule 3.1(a).

In connection with certain grants made by the Investment Center of the Ministry of Industry and Trade of the State of Israel, the Company registered a second-ranking floating charge over substantially all of the Company’s assets in favor of the State of Israel.

In connection with a joint development agreement with Matsushita Electronic Industrial Co. Ltd. (“MEI”) entered into in May 2002 (terminated in April 2005), the Company registered a fixed first-ranking charge over certain of its rights under the agreement in favor of MEI; which charge survives the termination.

In connection with the foundry agreement entered into with Siliconix incorporated (“Siliconix”) in May 2004, the Company registered first-ranking fixed charge on the bank account in which $20 million was deposited and over equipment purchased in connection with the transaction in favor of Siliconix.

In connection with an up to $10 million loan agreement entered into with SanDisk Corporation (“SanDisk”) in August 2006, the Company registered a first-ranking fixed charge on the equipment purchased therewith in favor of SanDisk.

Schedule 3.1(s) – Certain Fees

With respect to the transactions contemplated by the Transaction Documents, fees and certain expenses will be payable by the Company to Citigroup Global Markets Inc. and C.E. Unterberg, Towbin.